[SHIP LOGO (R)]
                              [THE VANGUARD GROUP(R)LOGO]

                         VANGUARD(R) WELLINGTON(TM) FUND
                               VANGUARD GNMA FUND
              VANGUARD VARIABLE INSURANCE FUND--BALANCED PORTFOLIO
                          SUPPLEMENT TO THE PROSPECTUS

Effective June 30, 2006, Paul Kaplan will retire as Senior Vice President and Partner of Wellington Management Company, LLP (Wellington Management) and will no longer manage assets for Vanguard Wellington Fund, Vanguard GNMA Fund, and the Balanced Portfolio of Vanguard Variable Insurance Fund.

         Effective immediately, John C. Keogh and Mr. Kaplan will co-manage the fixed income portions of the Wellington Fund and the Balanced Portfolio. Mr. Keogh, Senior Vice President and Partner of Wellington Management, has worked in investment management since 1979, has been with Wellington Management since 1983, and has been assisting Mr. Kaplan for two years. Mr. Keogh received a B.A. in Economics from Tufts University.

         Effective immediately, Thomas L. Pappas and Mr. Kaplan will co-manage the GNMA Fund. Mr. Pappas, CFA, Senior Vice President and Partner, has worked in investment management with Wellington Management since 1987. He received a B.S. in Economics and Computational Mathematics from Tufts University and an M.S. from The Sloan School of Management, Massachusetts Institute of Technology. Mr. Pappas has worked with Mr. Kaplan on the GNMA Fund since 1994.

         Following Mr. Kaplan's retirement, Mr. Keogh is expected to become lead manager of the fixed income portions of the Wellington Fund and the Balanced Portfolio, and Mr. Pappas is expected to become lead manager of the GNMA Fund.


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